UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2009

Commission File Number: 001-34238

THE9 LIMITED
Building No. 3, 690 Bibo Road
Zhangjiang Hi-tech Park, Pudong New Area
Shanghai 201203, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED
By:	/s/ Jun Zhu
	Name:	Jun Zhu
	Title:	Chairman and Chief Executive Officer

Date: July 15, 2009

Exhibit Index
Exhibit 99.1 — Press Release

Exhibit 99.1
The9 Limited Files Annual Report on Form 20-F and Compares the Amounts Included in 20-F and 6-K
Shanghai, China — July 15, 2009. The9 Limited (NASDAQ: NCTY) (“The9”) filed its annual report on Form 20-F for the fiscal year ended December 31, 2008 with the Securities and Exchange Commission today. On April 16, 2009, The9 announced that it had learned that Blizzard Entertainment’s World of Warcraft will be licensed to another China-based online game company following the expiration of the license agreement with The9. As a result of the expiration and non-renewal of the license agreement, as well as taking into consideration certain other events that occurred subsequent to year-end in connection with certain other licensed games and lower than expected operating performance of one of its games, The9 has revised the amounts of certain of the line items included in the financial information as of and for the year and quarter ended December 31, 2008 that The9 announced in a Form 6-K on February 24, 2009. The net income and basic and diluted earnings per share for the year ended December 31, 2008 presented in The9’s annual report on Form 20-F are 72% lower than those for the same period presented in the Form 6-K on February 24, 2009. Attached is a comparison of the amounts included in the 2008 Form 20-F which The9 filed today and the amounts reported on February 24, 2009.
About The9 Limited
The9 Limited is an online game operator and developer in China. The9’s business is primarily focused on operating and developing high-quality games for the Chinese online game market. The9 directly or through affiliates operates licensed MMORPGs and advanced casual games including Soul of The Ultimate Nation™, Granado Espada, EA SPORTS™ FIFA Online 2 and Atlantica in mainland China. It has also obtained exclusive licenses to operate other games in mainland China, including Audition 2 and Field of Honor. In addition, The9 is developing various proprietary games, including World of Fighter, Jiu Zhou Zhan Ji and other MMORPGs and advanced causal games.
For further information, please contact:
Ms. Phyllis Sai
IR Manager, Investor Relations
The9 Limited
Tel: +86 (21) 5172-9990
Fax: +86 (21) 5172-9903
Email: IR@corp.the9.com
Website: http://www.corp.the9.com/

THE9 LIMITED
Comparison of Amounts Included in the 2008 Audited Financial Statements Presented in the 20-F and the 2008 Unaudited Financial Information Presented in the 6-K on February 24, 2009
Consolidated Statement of Operations Information
(Expressed in Renminbi — RMB and US Dollars — US$, except share data)

	Per 6-K		Per 20-F		Difference
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2008	2008	2008	2008	2008	2008
	RMB	US$	RMB	US$	RMB	US$	Notes
	(unaudited)	(unaudited)	Note	(unaudited)

Net Revenues	1,708,058,000	250,356,614	1,711,490,694	250,859,756	3,432,694	503,142	A

Gross Profit	780,335,256	114,376,732	713,542,154	104,586,610	(66,793,102)	(9,790,122)	B

Profit from operations	363,348,490	53,257,382	134,549,625	19,721,454	(228,798,865)	(33,535,928)	C, D

Net income	348,347,222	51,058,589	96,836,036	14,193,629	(251,511,186)	(36,864,960)	E

Earnings per share
- Basic	12.59	1.85	3.50	0.51	-9.09	-1.34
- Diluted	12.57	1.84	3.50	0.51	-9.07	-1.33
Note: Numbers extracted from the 2008 audited financial statements

THE9 LIMITED
Comparison of the 2008 Q4 Revised Amounts and the 2008 Unaudited Financial Information Presented in the 6-K on February 24, 2009
Consolidated Statement of Operations Information
(Expressed in Renminbi — RMB and US Dollars — US$, except share data)

	Per 6-K		Revised Amounts		Difference
	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2008	2008	2008	2008	2008	2008
	RMB	US$	RMB	US$	RMB	US$	Notes
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net Revenues	405,126,956	59,381,013	408,559,650	59,884,155	3,432,694	503,142	A

Gross Profit	177,381,131	25,999,434	159,389,309	23,362,302	(17,991,822)	(2,637,132)	B

Profit from operations	57,690,651	8,455,941	(122,306,934)	(17,926,997)	(179,997,585)	(26,382,938)	C, D

Net income	44,386,700	6,505,930	(158,323,206)	(23,206,040)	(202,709,906)	(29,711,970)	E

Earnings per share
- Basic	1.62	0.24	-5.78	-0.85	-7.40	-1.09
- Diluted	1.62	0.24	-5.78	-0.85	-7.40	-1.09

THE9 LIMITED
Comparison of Amounts Included in the 2008 Audited Financial Statements Presented in the 20-F and the 2008 Unaudited Financial Information Presented in the 6-K on February 24, 2009
Consolidated Balance Sheet Information
(Expressed in Renminbi — RMB and US Dollars — US$)

	Per 6-K		Per 20-F		Difference
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2008	2008	2008	2008	2008	2008
	RMB	US$	RMB	US$	RMB	US$	Notes
	(unaudited)	(unaudited)	Note	(unaudited)

Accounts receivable	28,265,038	4,142,915	8,323,084	1,219,945	(19,941,954)	(2,922,970)	C

Advances to suppliers	10,127,063	1,484,362	1,435,781	210,448	(8,691,282)	(1,273,914)	B, C

Prepayments and other current assets	75,859,061	11,118,954	68,371,912	10,021,533	(7,487,149)	(1,097,421)	B, C

Prepaid royalties	142,725,743	20,919,860	138,843,227	20,350,784	(3,882,516)	(569,076)	B

Deferred costs	57,237,238	8,389,482	55,748,737	8,171,306	(1,488,501)	(218,176)	A

Deferred tax assets, current	5,604,862	821,526	—	—	(5,604,862)	(821,526)	E

Property, equipment and software	277,305,841	40,645,781	200,034,094	29,319,766	(77,271,747)	(11,326,015)	B, D

Intangible assets	203,673,697	29,853,235	136,129,801	19,953,068	(67,543,896)	(9,900,167)	D

Prepayment for equipment	46,500,000	6,815,683	—	—	(46,500,000)	(6,815,683)	C

Deferred tax assets, non-current	17,107,459	2,507,506	—	—	(17,107,459)	(2,507,506)	E

Other taxes payable	99,226,613	14,544,025	99,416,815	14,571,903	190,202	27,878	A

Advances from customers	144,040,476	21,112,565	143,464,990	21,028,214	(575,486)	(84,351)	C

Deferred revenue	205,268,848	30,087,043	201,645,952	29,556,021	(3,622,896)	(531,022)	A
Note: Numbers extracted from the 2008 audited financial statements

Notes:
A. Recognition of additional revenue in connection with WoW CD-Key. Prior to 2008, CD-Key fees are amortized over one-year period; effective January 1, 2008, they are amortized over the shorter of one year or WoW’s remaining license period, starting from the time when the game players activate the CD-Key. The corresponding additional deferred cost and sales taxes are accrued accordingly. Details see 2008 audited financial statements Note 2<14>.
B. Gross profit decreased because the Company recorded impairment and certain other charges in cost of services, as a result of the non-renewal of the WoW license agreement beyond June 7, 2009 including WoW-related prepaid royalties and inventories included in prepayments and other current assets. In addition, the Company adjusted the expected useful life of the servers and related equipment, and the expected value of the servers and related equipment at the end of the WoW license. Details see 2008 audited financial statements Note 2<8>. The effect of depreciation charge increased cost of services in 2008 Q1, Q2, Q3 and Q4 by RMB14,058,294, RMB16,860,935, RMB17,882,051 and RMB19,569,203, respectively.
C. Additional general and administrative expenses are recorded since certain prepayment for equipment, advances to suppliers, accounts receivable and prepayments and other current assets were written off due to the expiration and non-renewal of WoW. Details see 2008 audited financial statements Notes 16, 2<7> and 22.
D. Impairment provision is made due to the write off of intangible assets and equipment. As a result of the non-renewal of the WoW license agreement beyond June 7, 2009, as well as taking into consideration certain other events that occurred subsequent to year-end in connection with certain other licensed games and lower than expected operating performance of Granado Espada, the Company recorded impairment and certain charged to upfront licensed fee and computer and equipment. Details see 2008 audited financial statements Note 13.
E. Valuation allowance of deferred tax assets is provided based on the latest estimated future utilization of deferred tax assets, which is revised due to the expiration and non-renewal of WoW license. Details see 2008 audited financial statements Notes 15.